UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10845 Griffith Peak Drive, Suite 200

Las Vegas, Nevada 89135

(Mailing Address of principal executive offices)

(702) 747-4000

Issuer’s telephone number, including area code

In this report, the term “Jet Token”, ”we,” “us” or “the company” refers to Jet Token Inc. and its consolidated subsidiaries.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although, in the opinion of management, all adjustments and disclosures necessary for a fair presentation of the unaudited consolidated financial statements have been included. The results of operations for the six-months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full year.

Overview

We intend to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. We believe the tokenization of flight hours hours under (as we mature) fractional jet and jet card programs offer the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company’s purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

Our company was formed on June 4, 2018. We have a limited operating history and did not record revenues until the third quarter of 2020. During the next twelve months, we intend to fund our operations with our continued brokerage operations, sales of fractional ownerships interests in our HondaJets Elites, proceeds from our ongoing Regulation A campaign, and additional equity offerings through future crowdfunding efforts.

As our brokerage operations have been limited to date and we have only recently commenced our fractional ownership and jet card programs, we cannot assure you that funds generated by those operations, when combined with proceeds from our current capital offering, will be sufficient, or that in the future we will be able to raise capital on acceptable terms or at all.  If we are unable to generate sufficient cash flow from operations and/or obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results.

Results of Operations

Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019

	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	(unaudited)	(unaudited)
Revenues	$170,911	$–
Cost of revenues	356,427
Gross loss	(185,516)

Operating Expenses:
General and administrative	1,017,270	75,016
Sales and marketing	566,217	12,883
Research and development	48,436	4,909
Stock-based compensation	1,007,599	89,152
Total operating expenses	2,639,522	635,001

Operating Loss	(2,825,038)	(635,001)

Other (income) expense	(121,002)	–

Loss before provision for income taxes	(2,704,036)	(81,594)

Provision for income taxes	–	958

Net loss	$(2,704,036)	$(635,959)

The Company generates, or intends to generate revenue, from three primary sources: a fractional ownership program, a jet card program, and ad hoc charter through the Jet Token App. We began recording revenue in September 2020 reflecting services and brokerage fees related to charter bookings through our App. In July 2021, we leased a pre-owned HondaJet from Honda Aircraft Company under a one-year lease term, which we use to provide back-up support for charter bookings through our App.

We have made deposits on 4 HondaJet Elites and expect to take delivery of those aircraft throughout the remainder of 2021 and 2022. The delivery of our HondaJet Elites will enable us to also generate revenue through sales of jet cards under our jet card program and sales of fractional ownership interests in our HondaJets under our fractional ownership program, as well as chartering of our leased HondaJet Elites depending on availability. Under our fractional ownership program, a customer can purchase an ownership share in one of our HondaJet Elites which guarantees the customer access to the jet for a preset number of hours per year and provides all the benefits of plane ownership at a fraction of the cost. Our jet card program provides the customer with a preset number of hours of guaranteed private jet access over the agreement term (generally a year) without the larger hourly or capital commitment of purchasing an ownership share. The fractional ownership program consists of an initial buy-in or upfront fee and a fixed hourly rate for flight hours. Alternatively, the jet card program consists of a fixed hourly rate for flight hours typically paid 100% upfront. For ad hoc charter bookings processed through our App, we source, negotiate, and arrange travel on a charter basis for a customer based on pre-selected options and pricing provided to the customer through our App. We recognize revenue upon transfer of control of our promised services, which generally occurs upon the flight hours being used. Any unused hours for the fractional jet and jet card programs are forfeited at the end of the contract term and are immediately recognized as revenue at that time.

Revenue of $170,911 recorded in the six months ended June 30, 2021 reflects primarily chartering of third party aircraft. We have sold one 25- hour jet card in advance of delivery of our first HondaJet Elite, which will generate revenues when the flight hours are used.

Costs of revenue of $139,794 during the six months ended June 30, 2021 reflects the cost of chartering third-party aircraft for the Company’s ad hoc charters. The balance represents payments to Cirrus Aviation Services (“Cirrus”) for the management and maintenance of our aircraft, reflecting their hiring of pilots at our cost in anticipation of the delivery of our aircraft.

Our expenses consist of operating costs for ongoing operations. Our ongoing operating costs reflect payments to Cirrus for the management of our HondaJets, staffing, office rent, utilities and other reasonable and customary overhead expense. The increase in general and administrative expenses for the six months ended June 30, 2020 reflect primarily increased staffing, notably our Head of Sales, Brenda Paauwe-Navori and other sales and marketing employees / consultants. We also significantly increased sales and marketing expense to support the launch of our ownership and jet card programs. The increase in stock-based compensation expense reflects primarily the cumulative vesting of options that were granted during and prior to the six months ended June 30, 2021. See Note 6 to our unaudited consolidated financial statements included in this report for a more detailed discussion. As of June 30, 2021, there was approximately $2,876,000 in unrecognized stock-based compensation, which will be recognized through September 2024.

The increase in research and development expenses in the first six months of 2021 relates to the development of version 2.0 of our Jet Token App, which launched in February 2021, as well as continued revisions to and refinement of our App during the period, compared to a smaller expense in the prior period for development of version 2.0 of our App.

Liquidity and Capital Resources

As of June 30, 2021, our cash and equivalents were $950,032 compared to $2,221,222 as of December 31, 2020, reflecting primarily the payment of deposits for our HondaJets in the second half of 2020 and ongoing operating outlays. It also reflects a higher level of proceeds recognized in the six months ended June 30, 2020 from our 2020 Regulation A offering (launched in February 2020) compared to proceeds received in the 2021 period from our ongoing Regulation A offering (launched in June 2021), as discussed below.

We are a “development stage company” and have only recently begun generating revenue. Our cash utilization rate is approximately $110,000 per month, including lease payments for the HondaJet that was delivered in July 2021. In addition, we have paid deposits totaling $600,000 in connection with the purchase of 4 HondaJet Elites, which we expect to take delivery of over the remainder of 2021 and 2022, pending finalization of financing arrangements. We expect to finance these aircraft through an operating lease facility, for which we have agreed principal terms and are finalizing definitive documentation. Any delay in finalizing the definitive documents would delay the delivery of our HondaJet Elites.

To date, we funded our operations and the deposits on our HondaJets primarily through the issuance of equity securities and, to a lesser extent, lending arrangements.

In 2018, we concluded our sale of Series Seed Preferred Stock, issuing 1,799,999 shares for gross proceeds of $54,000. In February 2019, we commenced an offering under Regulation Crowdfunding and completed the offering in July 2019. In this offering, we issued 17,826,385 shares of non-voting Series CF Preferred Stock for gross proceeds of approximately $1,069,583. In September 2019, we issued an additional 1,000,000 shares of non-voting Series CF Preferred Stock to a single individual as partial payment for marketing services provided.

In February 2020, we commenced an offering of our Non-Voting Common Stock under Regulation A for a maximum offering amount of $10,000,000, which terminated on December 31, 2020. We issued 32,613,778 shares of Non-voting Common Stock representing approximately $10 million in gross proceeds. In March 2020, our Founder and Executive Chairman, Mike Winston, advanced approximately $80,000 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

In May 2020, we received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act which has been forgiven in its entirety.  In February 2021, we received a second loan in the amount of $86,360 pursuant to the PPP program under the revised CARES Act, which was forgiven in its entirety in July 2021. See Note 5 to our unaudited consolidated financial statements included in this report for a description of these loan.

In June 2021 we commenced an offering of our Non-Voting Common Stock under Regulation A under which we are offering up to 29,173,333 shares at a per share price of $0.75, for a maximum amount of gross proceeds of $21,880,000. We have issued 1,473,805 shares in this offering, raising $1,105,354 in gross proceeds to date.

In July 2021, we entered into a loan agreement with StartEngine Primary, LLC, a service provider to us. The agreement allows for advances up to an aggregate amount of $500,000 to pay for advertising and promotion services in connection with our equity offerings. To date, we have drawn $325,000 under this loan. All advances under this loan are non-interest bearing and will be repaid with the proceeds from the equity offering at the time of a closing.

Trend Information

Our business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond our control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of our business model and COVID-19 issues more fully described below. These adverse conditions could affect our financial condition and the results of operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to us, it is known that the travel industry in which we operate has been severely impacted.

While Covid-19 has negatively impacted aviation as a whole, we believe the light business jet sector has been less effected as people who previously had not used business jets are utilizing light jets like our HondaJet Elites for safety reasons and people who previously had used larger, more expensive, business jets but have felt the effects of the current business environment, are downsizing to smaller jets for economic reasons. Private jet charter hours, a key measure for our sub-segment of air travel, dropped sharply in mid-March 2020 but have steadily risen since that time. For example, business jet cycles (take-offs and landings) of U.S. Part 135 (charter) operators were up by 161% in May 2021 compared to May 2020 and were up 76% in June 2021 compared to June 2020. We are monitoring the situation and exploring opportunities with respect to travel behavior for when travel restrictions ease.

Item 2. Other Information

In August 2021, we adopted our 2021 Stock Plan and reserved 5,000,000 shares of Non-Voting Common Stock thereunder. The 2021 plan provides for the direct award or sale of shares, the grant of options to purchase shares and the grant of restricted stock units (“RSUs”) to acquire shares. Shares reserved under this plan are in addition to shares that remain reserved under our 2018 Stock Option and Grant Pan, as amended. In the event that any options granted under our 2018 plan expire or become unexercisable, the underlying shares would be added to the total shares reserved under the 2021 plan.

We also amended our 2018 Stock Option and Grant Plan twice to increase the shares reserved and available for issuance thereunder, first in July 2021 to 55,000,000 shares consisting of (i) 25,000,000 shares of Common Stock and (ii) 30,000,000 shares of Non-voting Common Stock, and then in August 2021 to 75,000,000 shares consisting of (i) 25,000,000 shares of Common Stock and (ii) 50,000,000 shares of Non-voting Common Stock.

See Note 6 and Note 7 to the unaudited consolidated financial statements included in the report for a further discussion of our plans and the grants of options and RSUs thereunder.

Item 3. Financial Statements

JET TOKEN INC.

CONSOLIDATED FINANCIAL STATEMENTS

as of

June 30, 2021 (UNAUDITED) and

DECEMBER 31, 2020

Jet Token Inc.

JET TOKEN INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash	$950,032	$2,221,222
Accounts receivable	-	400
Other current assets	20,780	568
Total current assets	970,812	2,222,190

Property and equipment, net	8,407	-
Intangible assets, net	354,059	322,429
Other assets	675,453	663,714
Total assets	$2,008,731	$3,208,333

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$272,975	$280,558
Accrued liabilities	4,040	4,633
Deferred revenue	126,250	-
Total current liabilities	403,265	285,191

Note payable	86,360	121,000
Total liabilities	489,625	406,191

Commitments and contingencies (Note 3)	-	-

Stockholders' Equity
Series Seed Preferred stock, 10,000,000 shares authorized, $0.0000001 par value, 983,333 issued and outstanding	29,500	29,500
Series CF Non-voting Preferred stock, 25,000,000 shares authorized, 18,826,385 issued and outstanding	704,396	704,396
Preferred Stock, 15,000,000 shares authorized, $0.0000001 par value, 0 issued and outstanding, respectively	-	-
Common stock, 300,000,000 shares authorized, par value $0.0000001, 78,353,333 and 85,000,000 issued and outstanding, respectively	8	9
Non-voting Common Stock, 200,000,000 shares authorized, par value $0.0000001, 39,796,924 and 31,402,755 issued and outstanding, respectively	4	3
Subscription receivable	(10,590)	(522,966)
Additional paid-in capital	6,652,352	5,743,728
Accumulated deficit	(5,856,564)	(3,152,528)
Total stockholders' equity	1,519,106	2,802,142
Total liabilities and stockholders' equity	$2,008,731	$3,208,333

See accompanying notes to the financial statements

JET TOKEN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)
Revenues	$170,911	$-

Cost of revenues	356,427	-

Gross loss	(185,516)	-

Operating Expenses:
General and administrative	1,017,270	528,057
Sales and marketing	566,217	12,883
Research and development	48,436	4,909
Stock-based compensation	1,007,599	89,152
Total operating expenses	2,639,522	635,001

Operating loss	(2,825,038)	(635,001)

Other (income) expense:
Other income	(121,002)	-
Total other (income) expense	(121,002)	-

Loss before provision for income taxes	(2,704,036)	(81,594)

Provision for income taxes	-	958

Net Loss	$(2,704,036)	$(635,959)

Weighted average shares outstanding - basic and diluted	116,913,029	93,382,052
Net loss per share - basic and diluted	$(0.02)	$(0.01)

See accompanying notes to the financial statements

JET TOKEN INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at December 31, 2019	1,799,999	$54,000	18,826,385	$704,396	85,000,000	$9	-	$-	$(58,216)	$8,633	$(589,388)	$119,434
Stock option compensation	-	-	-	-	-	-	-	-		89,152		89,152
Sale of Non-Voting Common Stock for cash	-	-	-	-	-	-	10,427,303	1	(188,532)	3,128,190	-	2,939,659
Receipt of subscription receivable	-	-	-	-	-	-	-	-	58,216	-	-	58,216
Offering costs	-	-	-	-	-	-	-	-	-	(1,563,428)	-	(1,563,428)
Net loss	-	-	-	-	-	-	-	-	-	-	(635,959)	(635,959)
Balance at June 30, 2020 (unaudited)	1,799,999	$54,000	18,826,385	$704,396	85,000,000	$9	10,427,303	$1	$(188,532)	$1,662,547	$(1,225,347)	$1,007,074

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at December 31, 2020	983,333	$29,500	18,826,385	$704,396	85,000,000	$9	31,402,755	$3	$(522,966)	$5,743,728	$(3,152,528)	$2,802,142
Stock option compensation	-	-	-	-	-	-	-	-	-	1,007,599	-	1,007,599
Sale of Non-Voting Common Stock for cash	-	-	-	-	-	-	1,747,502	-	(10,590)	638,119	-	627,529
Receipt of subscription receivable	-	-	-	-	-	-	-	-	522,966	-	-	522,966
Share exchange	-	-	-	-	(6,646,667)	(1)	6,646,667	1	-	-	-	-
Offering costs	-	-	-	-	-	-	-	-	-	(737,094)	-	(737,094)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,704,036)	(2,704,036)
Balance at June 30, 2021 (unaudited)	983,333	$29,500	18,826,385	$704,396	78,353,333	$8	39,796,924	$4	$(10,590)	$6,652,352	$(5,856,564)	$1,519,106

See accompanying notes to the financial statements

JET TOKEN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,704,036)	$(635,959)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	66,348	-
Gain on loan forgiveness	(121,000)	-
Stock-based compensation	1,007,599	89,152
Changes in operating assets and liabilities:
Accounts receivable	400	-
Other current assets	(20,212)	(8,031)
Accounts payable	(7,583)	153,125
Accrued liabilities	(593)	(9,975)
Deferred revenue	126,250	-
Net cash used in operating activities	(1,652,827)	(411,688)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(8,407)	-
Purchase of intangible assets	(97,978)	(33,000)
Deposit for property and equipment	(11,739)	(150,000)
Net cash used in investing activities	(118,124)	(183,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	-	79,719
Repayments - related party advances	-	(79,204)
Proceeds - notes payable	86,360	121,000
Offering costs	(737,094)	(1,513,428)
Proceeds from sale of Series CF Non-Voting Preferred Stock	-	58,216
Proceeds from sale of Non-Voting Common Stock	1,150,495	2,939,659
Net cash provided by financing activities	499,761	1,605,962

Increase (decrease) in cash and cash equivalents	(1,271,190)	1,011,274
Cash and cash equivalents, beginning of period	2,221,222	95,886
Cash and cash equivalents, end of period	$950,032	$1,107,160

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$958

Non cash investing and financing activities:
Subscription receivable from sale of Non-Voting Common Stock	$10,590	$188,532

See accompanying notes to the financial statements

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 (“Inception”) in the State of Delaware.  The consolidated financial statements of Jet Token Inc. (the “Company” or “Jet Token”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is headquartered in Las Vegas, Nevada.

In November 2020, the Company formed a wholly-owned subsidiary Jet Token Management Inc., a Delaware corporation, and later changed its name to Jet Token Software Inc. In November 2020, the Company formed another wholly-owned subsidiary, Jet Token Management Inc. a California corporation. To date, both subsidiaries have had no operations.

The Company intends to combine concepts from fractional jet and jet card programs with lessons learned from building blockchain currencies. The Company believes the tokenization of flight hours under (as the enterprise matures) fractional jet and jet card programs offer the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company’s purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans

The Company has limited operating history and revenue generating activity to date and has incurred losses from operations since Inception. These matters raise doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with capital from its prior and current Regulation A campaign, and additional equity offerings through future crowdfunding efforts. The Company also has the ability to reduce cash burn to preserve capital. There are no assurances, however, that the Company will be able to raise capital on terms acceptable to it.  If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company’s business plan and harm its business, financial condition and operating results. The consolidated balance sheets do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States (“GAAP”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited consolidated interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2020. The results of operations for the six-months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Jet Token Inc. and its wholly owned subsidiaries, Jet Token Software Inc. and Jet Token Management Inc. All intercompany accounts and transactions have been eliminated in consolidation.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Reclassification

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of June 30, 2021.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company’s business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regard to travel behavior for when travel restrictions ease.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Cash and Cash Equivalents

For purpose of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once a preliminary project stage is complete, funding has been committed, and it is probable that the project will be completed, and the software will be used to perform the function intended. As of June 30, 2021 and December 31, 2020, the Company has capitalized approximately $398,000 and $300,000, respectively, of internal software related costs, which is included in intangible assets in the accompanying consolidated balance sheets. The software was launched on December 31, 2020. Amortization for the six months ended June 30, 2021 and 2020 was $66,348 and $0, respectively. Accumulated amortization as of June 30, 2021 was $66,438.

Revenue Recognition

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer, 2) identifies the performance obligations in the contract, 3) determines the transaction price, 4) determines if an allocation of that transaction price is required given the performance obligations under the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. The Company generates/intends to generate revenue from three primary sources: a fractional ownership program, a jet card program, and ad hoc charter through the Jet Token App.

Under the fractional ownership program, a customer can purchase an ownership share in a jet which guarantees the customer access to the jet for a preset number of hours per year and provides all the benefits of plane ownership at a fraction of the cost. The jet card program provides the customer with a preset number of hours of guaranteed private jet access over the agreement term (generally a year) without the larger hourly or capital commitment of purchasing an ownership share. The fractional ownership program consists of an initial buy-in or upfront fee and a fixed hourly rate for flight hours. Alternatively, the jet card program consists of a fixed hourly rate for flight hours typically paid 100% upfront. The Company also generates revenues from individual ad hoc charter bookings processed through our App, whereby the Company will source, negotiate, and arrange travel on a charter basis for a customer based on pre-selected options and pricing provided by the Company to the customer through the App. Revenue is recognized upon transfer of control of our promised services, which generally occurs upon the flight hours being used. Any unused hours for the fractional jet and jet card programs are forfeited at the end of the contract term and are thus immediately recognized as revenue at that time.

The Company defers revenue in all instances when the earnings process is not yet complete. As of June 30, 2021, the Company deferred $123,470 related to prepaid flight hours under the jet card program for which the term of the agreement was scheduled to begin in July 2021.

Stock-Based Compensation

The Company accounts for stock awards under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2021, there were 27,695,357 options, 1,666,667 warrants, and 19,809,718 convertible preferred shares excluded. For the six months ended June 30, 2020, there were 13,400,000 options and 20,626,384 convertible preferred shares excluded.

Concentration of Credit Risk

The Company maintains its cash with two major financial institutions located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – OTHER ASSETS

Other assets consisted of the following:

	June 30, 2021	December 31, 2020
Aircraft Deposit	$600,000	$600,000
Deposits	75,453	63,714
Total Other Assets	$675,453	$663,714

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

During 2020, the Company entered and executed an Aircraft purchase agreement with certain terms and conditions under which it made two payments in the amounts of $450,000 and $150,000 as purchase deposits for Aircrafts. The terms of the agreement specify that $250,000 of this amount shall be considered nonrefundable. The Company also entered and executed an aircraft management and charter service agreement. The Company made an operating deposit of $50,000 into a segregated operating account as part of the service agreement. The Company is to maintain a $50,000 operating deposit for the length of the agreement.

NOTE 5 – NOTE PAYABLE

In May 2020, the Company received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on April 13, 2020, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds were used for payroll, covered rent and other covered payments. The PPP Loan was formally forgiven effective January 2021.

On February 2021, the Company received a loan in the amount of $86,360 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on February 18, 2021, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds will be used for payroll, covered rent and other covered payments. The PPP Loan was formally forgiven effective July 2021.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 50,000,000 shares of its preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock, 25,000,000 have been designated Series CF Non-voting Preferred Stock (“Series CF”), and 15,000,000 are undesignated. Each share of preferred stock can be converted to one share of common stock.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Common Stock

The Company has authorized the issuance of 500,000,000 shares of its common stock, of which 300,000,000 are designated as common stock and 200,000,000 are non-voting common stock, all par value of $0.0000001. Shares of non-voting common stock will convert automatically into fully paid and nonassessable shares of the Company’s voting common stock upon the closing of the sale of shares of voting common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon the merger of the Company with and into another entity. The conversion rate is currently one share of voting common stock per share of non-voting common stock.

In February 2020, the Company undertook a Regulation A, Tier 2 offering for which it is selling up to 33,333,333 non-voting common stock at $0.30 per share for a maximum of $10,000,000. This offering closed in December 2020. During the six months ended June 30, 2021, the Company closed on 1,494,462 shares of non-voting common stock for gross proceeds of $448,339, which had been committed to and held in a third-party escrow prior to December 31, 2020. The Company also collected the remaining $522,966 of the proceeds that had been subject to hold-back in escrow.

In June 2021, the Company undertook another Regulation A, Tier 2 offering for which it is selling up to 29,173,333 non-voting common stock at $0.75 per share for a maximum of $21,880,000. During the six months ended June 30, 2021, the Company issued 253,040 shares of non-voting common stock under the Regulation A, Tier 2 campaign for aggregate gross proceeds of $189,780, with $10,590 of these proceeds pending release from escrow.

During the six months ended June 30, 2021, the Company entered into an agreement with its Executive Chairman to exchange 6,646,667 shares of common stock for 6,646,667 shares of non-voting common stock for no consideration.

Warrants

In connection with the Regulation A, Tier 2 offering noted above, the Company engaged StartEngine Primary, LLC (“StartEngine”) to act as its placement agent. For such, StartEngine will receive 7% commissions on proceeds from the offering and the Company will issue warrants to StartEngine up to 5% of the non-voting common stock sold through StartEngine at an exercise price of $0.30 per share. In December 2020, the Company issued the 1,666,667 warrants owed to StartEngine in connection with this arrangement. The warrants have an exercise price of $0.30 and a term of three years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

Stock Options

On June 4, 2018, the Company’s Board of Directors adopted the JET TOKEN INC. 2018 Stock Option and Grant Plan (the “2018 Plan”).  The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of the Company’s common stock and is administered by the Company’s Board of Directors.  As of December 31, 2020, up to 25,000,000 shares of its common stock were reserved for issuance pursuant to awards granted under the 2018 Plan. In January 2021, the 2018 Plan was amended to increase the total number of shares reserved for issuance to 30,000,000 shares, consisting of (i) 25,000,000 shares of common stock and (ii) 5,000,000 shares of non-voting common stock.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

 During the six months ended June 30, 2021, the Company granted a total of 3,395,357 stock options to purchase common stock to various advisors and consultants. The options have a ten-year life. 1,000,000 of the options are exercisable at $0.30 and the remaining are exercisable at $0.75. 1,395,357 of the options were immediately vested on the grant date while the remaining options vest in monthly tranches over a three-year period. The options had a grant date fair value of approximately $1,483,000, which will be recognized over the vesting period.

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30, 2021	December 31, 2020
Expected life (years)	6 to 10	5 to 10
Risk-free interest rate	0.01%-0.08%	0.31%-0.68%
Expected volatility	80%	65%
Annual dividend yield	0%	0%

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

During the six months ended June 30, 2021 and 2020, stock-based compensation expense of $1,007,599 and $89,152, respectively, was recognized for the vesting of these options. As of June 30, 2021, there was approximately $2,876,000 in unrecognized stock-based compensation, which will be recognized through September 2024.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to June 30, 2021, the Company issued an additional 1,220,765 shares of non-voting common stock at a price of $0.75 per share under the Regulation A, Tier 2 offering discussed in Note 6 for aggregate gross proceeds of $915,574.

Subsequent to June 30, 2021, the Company amended its 2018 Stock Option and Grant Plan twice to increase the shares reserved and available for issuance thereunder, first to 55,000,000 shares consisting of (i) 25,000,000 shares of common stock and (ii) 30,000,000 shares of non-voting common stock, and then to 75,000,000 shares consisting of (i) 25,000,000 shares of common stock and (ii) 50,000,000 shares of non-voting common stock.

Subsequent to June 30, 2021, the Company granted a total of 31,550,000 stock options to purchase non-voting common stock to various employees and consultants. The options are exercisable at $0.75 per share, have ten year lives, and contain various vesting provisions.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In July 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $500,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. As of the issuance date of the financial statement, approximately $325,000 had been drawn on the loan.

In August 2021, the Company's Board of Directors adopted the Jet Token Inc. 2021 Stock Plan (the “2021 Plan”).  The 2021 Plan provides for the grant of equity awards to employees, outside directors, and consultants, including the direct award or sale of shares, stock options, and restricted stock units to purchase shares.  Up to 5,000,000 shares of our non-voting common stock may be issued pursuant to awards granted under the 2021 Plan. In the event that shares of non-voting common stock subject to outstanding options or other securities under the Company’s 2018 Stock Option and Grant Plan expire or become exercisable in accordance with their terms, such shares shall be automatically transferred to the 2021 Plan and added to the number of shares then available for issuance under the 2021 Plan.   The 2021 Plan is administered by the Company's Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In August 2021 the Company granted Restricted Stock Units (RSUs) to a contractor.  The grant allows the contractor to earn up to 4,813,333 shares of non-voting common stock and contains both service-based vesting requirements and liquidity event requirements.  Service-based requirements are such that the contractor needs to continue to provide service through August 2022.  In addition to the service-based requirement, in order for the RSUs to vest, the Company will need to undertake an IPO or a sale event as defined by the grant notice. The RSUs expire in 7 years.

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 28, 2021, the issuance date of these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation, as amended (incorporated herein by reference to the copy submitted as Exhibit 2.1 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on December 12, 2019)
2.2	Bylaws, as amended (incorporated herein by reference to the copy submitted as Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
4.1	Form of Subscription Agreement (incorporated herein by reference to the copy submitted as Exhibit 4.1 to Amendment No. 1 to the Company’s Offering Statement on Form 1-A, filed on March 15, 2021)
4.2	Amended and Restated Irrevocable Power of Attorney (incorporated herein by reference to the copy submitted as Exhibit 4.2 to the Company’s Amendment No. 3 to the Offering Statement on Form 1-A, filed on May 3, 2021)
6.1	WeWork Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated July 17, 2019 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on December 12, 2019)
6.2	Amendments to WeWork Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated November 25, 2020 and March 4, 2021, respectively (incorporated herein by reference to the copy submitted as Exhibit 6.2 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on March 15, 2021)
6.3	Executive Aircraft Management and Charter Services Agreement between Jet Token Management Inc., a subsidiary of the Company, and Great Western Air, LLC (DBA Cirrus Aviation Services, LLC) dated as of November 16, 2020 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on November 17, 2020)
6.4	Amended and Restated 2018 Stock Option and Grant Plan (incorporated herein by reference to the copy submitted as Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
6.5	Amendment No. 1 and Amendment No. 2 to Jet Token, Inc. Amended And Restated 2018 Stock Option and Grant Plan (incorporated herein by reference to the copy submitted as Exhibit 6.7 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)
6.6	Jet Token Inc. 2021 Stock Plan
6.7	Offer Letter between the Company and George Murnane (incorporated herein by reference to the copy submitted as Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
6.8	Incentive Stock Option Agreements between the Company and George Murnane dated as of September 23, 2019 (incorporated herein by reference to the copy submitted as Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)
6.9	HondaJet Fleet Purchase Agreement, dated as of December 4, 2020, between Galilee LLC, a subsidiary of the Company, and Honda Aircraft Company, LLC (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on December 11, 2020)
6.10	Share Exchange Agreement, dated as of January 22, 2021, between the Company and Michael Winston (incorporated herein by reference to the copy submitted as Exhibit 6.10 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)
6.11	Amendment No. 3 and Amendment No. 4 to the Jet Token Inc. Amended and Restated 2018 Stock Option and Grant Plan
8	Escrow Agreements (incorporated herein by reference to the copy submitted as Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on September 28, 2021.

Jet Token Inc.

/s/ George Murnane
By George Murnane, Chief Executive Officer and President
Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ George Murnane
By George Murnane, Chief Executive Officer and President
Date: September 28, 2021

/s/ Michael D. Winston, CFA
By Michael D Winston, CFA, Founder and Executive Chairman, Treasurer Principal Financial Officer, Principal Accounting Officer
Date: September 28, 2021

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